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                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                          (Amendment No.           )*

                      Penril DataComm Networks, Inc.
                            (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                 709352 10 8
                               (CUSIP Number)

   Fried, Frank, Harris,                 Dawson-Samberg Capital
    Shriver & Jacobson                    Management, Inc.
   One New York Plaza                    354 Pequot Ave.
   New York, NY  10004                   Southport, CT  06490
   Attn:  Robert C. Schwenkel, Esq.      Attn:  Judith A. Mack
   (212) 859-8000                        (203) 254-0091
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications)

                          September 22, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

 Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   709352 10 8                                        Page 2 of 13

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      PEQUOT GENERAL PARTNERS (EIN # 06-1321556)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   /  /
                                                         (b)   /  /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     /  /
    PURSUANT TO ITEMS 2(d) OR 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    CONNECTICUT

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
               7   SOLE VOTING POWER
                   636,000

               8   SHARED VOTING POWER
                   0

               9   SOLE DISPOSITIVE POWER
                   636,000

              10   SHARED DISPOSITIVE POWER
                   0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     636,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         /X/
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.0%

14   TYPE OF REPORTING PERSON*
     PN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.   709352 10 8                                        Page 3 of 13

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    PEQUOT ENDOWMENT PARTNERS, L.P. (EIN # 06-1383498)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   /  /
                                                         (b)   /  /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     /  /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
               7   SOLE VOTING POWER
                   260,000

               8   SHARED VOTING POWER
                   0

               9   SOLE DISPOSITIVE POWER
                   260,000

              10   SHARED DISPOSITIVE POWER
                   0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     260,000
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          /x/
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.9%

14   TYPE OF REPORTING PERSON*
     PN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.   709352 10 8                                        Page 4 of 13

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    DS INTERNATIONAL PARTNERS, L.P. (EIN # 06-1324895)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   /  /
                                                         (b)   /  /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    /  /
    PURSUANT TO ITEMS 2(d) OR 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
               7   SOLE VOTING POWER
                   569,000

               8   SHARED VOTING POWER
                   0

               9   SOLE DISPOSITIVE POWER
                   569,000

              10   SHARED DISPOSITIVE POWER
                   0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     569,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     /x/
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.3%
14   TYPE OF REPORTING PERSON*
     PN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

     This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Penril DataComm Networks, Inc., a Delaware corporation ("Penril"). The principal executive offices of Penril are located at 1300 Quince Orchard Boulevard, Gaithersburg, Maryland 20878.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed by Pequot General Partners, a Connecticut general partnership ("General Partners"), Pequot Endowment Partners, L.P., a Delaware limited partnership ("Endowment Partners"), and DS International Partners, L.P., a Delaware limited partnership ("International Partners"). General Partners, Endowment Partners and International Partners are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

     The Reporting Persons may be deemed to constitute a group as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each of the Reporting Persons disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. The Reporting Persons have entered into a Joint Filing Agreement, dated September 28, 1995, attached hereto as Exhibit 1.

ITEM 2.  (a), (b), (c)

     General Partners is a Connecticut general partnership whose sole business is to serve as the general partner and investment manager of Pequot Partners Fund, L.P., a Delaware limited partnership ("Pequot Partners"). Pequot Partners invests and trades primarily in securities and financial instruments. Information with respect to the identity and background of the partners of General Partners is set forth on Schedule I attached hereto.

     Endowment Partners is a Delaware limited partnership whose sole business is to serve as the general partner and investment manager of Pequot Endowment Fund, L.P., a Delaware limited partnership ("Pequot Endowment"). Pequot Endowment invests and trades primarily in securities and financial instruments. Information with respect to the identity and background of the general partners of Endowment Partners is set forth on Schedule II attached hereto.

     International Partners is a Delaware limited partnership whose sole business is to serve as the investment manager of Pequot International Fund Inc., a British Virgin Islands corporation ("Pequot International"). Pequot International invests and trades primarily in securities and financial instruments. Information with respect to the identity and background of the general partners of International Partners is set forth on Schedule III attached hereto.

     The address of the principal office of the Reporting Persons is 354 Pequot Avenue, Southport, Connecticut 06490.

ITEM 2.  (d), (e)

     During the last five years, neither any Reporting Person nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedules I through III has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 2.  (f)

     To the best knowledge of the applicable Reporting Persons, all natural persons identified in Schedules I through III are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On September 22, 1995, Penril entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Pequot Partners, Pequot Endowment and Pequot International (each, an "Investor" and collectively, the "Investors") providing for the purchase by (i) Pequot Partners of 636,000 shares of Common Stock for an aggregate purchase price of $3,180,000; (ii) Pequot Endowment of 260,000 shares of Common Stock for an aggregate purchase price of $1,300,000; and (iii) Pequot International of 569,000 shares of Common Stock for an aggregate purchase price of $2,845,000. The funds for the purchase of shares of Common Stock by each of the Investors were obtained from the contributions of their respective partners or shareholders.

ITEM 4.  PURPOSE OF TRANSACTION

     Each of the Reporting Persons has acquired the Common Stock beneficially owned by it as an investment and in the ordinary course of business. Each of the Reporting Persons intends to review on a continuing basis its investment in Penril, including Penril's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Common Stock or dispose of shares of Common Stock, in the open market, in privately negotiated transactions or otherwise.

     The Stock Purchase Agreement provides the Investors with, among other things, a right of first offer with respect to any shares of Common Stock Penril proposes to issue or sell (with certain exceptions set forth in the Stock Purchase Agreement) at a price of less than the Market Value (as defined in the Stock Purchase Agreement). The right of first offer terminates when the Investors collectively own in the aggregate less than 10% of the issued and outstanding Common Stock.

     Pursuant to the Stock Purchase Agreement, the Board of Directors of Penril will be increased by one person and, so long as the Investors collectively own in the aggregate not less than 10% of the issued and outstanding Common Stock, the Investors will be entitled to fill such vacancy by designating one person to the Board of Directors and Penril will not change the size of the Board of Directors, the classification of any director or otherwise change or modify Article Seventh of its Certificate of Incorporation or Sections 2 or 3 of its By-laws without the prior consent of the Investors.

     The foregoing description of portions of the Stock Purchase Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Stock Purchase Agreement, which is incorporated herein by reference. A copy of the Stock Purchase Agreement is being filed herewith as
Exhibit 2.

     Except as set forth above, no Reporting Person nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedules I through III, has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) General Partners beneficially owns 636,000 shares of Common Stock, representing 7.0% of the shares of Common Stock. Endowment Partners beneficially owns 260,000 shares of Common Stock, representing 2.9% of the shares of Common Stock. International Partners beneficially owns 569,000 shares of Common Stock, representing 6.3% of the shares of Common Stock. (The foregoing calculations are based on 9,051,202 shares of Common Stock issued and outstanding as of September 22, 1995, which includes 7,586,202 shares of Common Stock outstanding prior to the issuance of Common Stock pursuant to the Stock Purchase Agreement and 1,465,000 shares of Common Stock issued pursuant to the Stock Purchase Agreement.)

     The Reporting Persons may be deemed to constitute a group as such term is used in Section 13(d)(3) of the Exchange Act. If the Reporting Persons were deemed to constitute a group, the 1,465,000 shares of Common Stock beneficially owned by the Reporting Persons in the aggregate would represent 16.2% of the issued and outstanding shares of Common Stock as of September 22, 1995. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons.

     (b) The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

     (c) Except as set forth above, no Reporting Person nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedules I through III, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

     (d) Pequot Partners has the right to receive the proceeds from the sale of 636,000 shares of Common Stock. Pequot Endowment has the right to receive the proceeds from the sale of 260,000 shares of Common Stock. Pequot International has the right to receive the proceeds from the sale of 569,000 shares of Common Stock.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The response to Item 4 is incorporated by reference herein. Pursuant to the Stock Purchase Agreement and the Registration Rights Agreement, dated as of September 22, 1995 (the "Registration Rights Agreement"), by and among Penril and the Investors, prior to December 31, 1995, Penril will file a "shelf" registration statement (the "Shelf Registration") covering the Common Stock purchased by the Investors, and Penril has agreed to keep such Shelf Registration continuously effective for three years following the date on which it is declared effective. If the Shelf Registration does not become effective within 150 days after September 22, 1995 or does not remain effective for the three year period, the Investors are entitled to require Penril to effect up to two registrations of all or part of their Common Stock at any time prior to the later of September 22, 1998 or 30 days after Penril files its annual report for the fiscal year ending July 31, 1998. If the Shelf Registration remains effective for the three year period, the Investors are entitled to require Penril to effect one registration at any time after such period until the later of September 22, 1999 or 30 days after Penril files its annual report for the fiscal year ending July 31, 1999. In addition, if Penril proposes to register any of its securities by registration on Form S-1, S-2 or S-3, it will use its best efforts to effect the registration of the Common Stock requested to be included in such registration by the Investors.

     Pursuant to the Stock Purchase Agreement, until the later of
(i) September 22, 1996 or (ii) the permanent waiver, following the resignation or removal of the Investors' designee from the Board of Directors, of the Investors' right of first offer and the right to designate a director (which are both described in Item 4), the Investors may not (a) make or participate in any proxy solicitation or seek to advise or influence any person or entity with respect to the voting securities of Penril; (b) initiate or propose any stockholder proposal with respect to Penril as described in Rule 14a-8 under the Exchange Act; (c) make any public announcement with respect to, or submit a proposal for, or offer of any extraordinary transaction involving Penril or any subsidiary or division thereof or any of their securities or assets; (d) otherwise act alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of Penril; or (e) form, join or in any way participate in a "group" as defined in the Exchange Act, or advise, assist or encourage any other person in connection with any of the foregoing.

     The foregoing descriptions of portions of the Stock Purchase Agreement and the Registration Rights Agreement are not intended to be complete and are qualified in their entirety by the complete text of each of such documents, both of which are incorporated herein by reference. Copies of such documents are being filed herewith as Exhibits 2 and 3 respectively.

     Except as set forth or incorporated by reference in this Statement, none of the Reporting Persons nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedules I through III, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Penril.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1: Joint Filing Agreement, dated September 28, 1995, by and among General Partners, Endowment Partners and International Partners.

     Exhibit 2: Stock Purchase Agreement, dated as of September 22, 1995, by and among Penril, Pequot Partners, Pequot Endowment and Pequot International.

     Exhibit 3:  Registration Rights Agreement, dated as of
                 September 22, 1995, by and among Penril, Pequot
                 Partners, Pequot Endowment and Pequot International.

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 29, 1995


                                     PEQUOT GENERAL PARTNERS

                                     By:	/s/ Arthur J. Samberg
                                        Name:  Arthur J. Samberg
                                        Title:  General Partner


                                     PEQUOT ENDOWMENT PARTNERS, L.P.

                                     By:	/s/ Arthur J. Samberg
                                        Name:  Arthur J. Samberg
                                        Title:  General Partner


                                     DS INTERNATIONAL PARTNERS, L.P.

                                     By:	/s/ Arthur J. Samberg
                                        Name:  Arthur J. Samberg
                                        Title:  General Partner

                                                                Schedule I

                          PARTNERS OF
                     PEQUOT GENERAL PARTNERS


Name               Present Business Address    Present Principal Occupation

Daniel C. Benton               (1)             Portfolio Manager(2)

Mark A. Broach                 (1)             Portfolio Manager(2)

Sheila J. Clancy               (1)             Marketing Director(2)

Peter Dartley                  (1)             Head Equity Trader(2)

Jonathan T. Dawson             (1)             Portfolio Manager(2)

Arthur J. Samberg              (1)             Portfolio Manager(2)


__________________________
(1)   Dawson-Samberg Capital Management, Inc.
      354 Pequot Avenue
      Southport, CT  06490

(2)	Principal occupation for Dawson-Samberg Capital Management, Inc.

                                                                 Schedule II

                         GENERAL PARTNERS OF
                   PEQUOT ENDOWMENT PARTNERS, L.P.


Name               Present Business Address      Present Principal Occupation

Daniel C. Benton              (1)                Portfolio Manager (2)

Mark A. Broach                (1)                Portfolio Manager (2)

Peter Dartley                 (1)                Head Equity Trader (2)

Jonathan T. Dawson            (1)                Portfolio Manager (2)

David Ross                    (1)                Research Analyst (2)

Arthur J. Samberg             (1)                Portfolio Manager (2)

Olympic Equity Partners  399 Park Avenue         Investment Partnership
                         New York, NY  10022

Porridge Partners I           (1)                Investment Partnership


__________________________
(1)  Dawson-Samberg Capital Management, Inc.
     354 Pequot Avenue
     Southport, CT  06490

(2)  Principal occupation for Dawson-Samberg Capital Management, Inc.

                                                              Schedule III

                              GENERAL PARTNERS OF
                          DS INTERNATIONAL PARTNERS, L.P.


Name                 Present Business Address    Present Principal Occupation

Daniel C. Benton                  (1)            Portfolio Manager(2)

Sheila J. Clancy                  (1)            Marketing Director(2)

Peter Dartley                     (1)            Head Equity Trader(2)

Jonathan T. Dawson                (1)            Portfolio Manager(2)

Arthur J. Samberg                 (1)            Portfolio Manager(2)


__________________________
(1)    Dawson-Samberg Capital Management, Inc.
       354 Pequot Avenue
       Southport, CT  06490

(2)    Principal occupation for Dawson-Samberg Capital Management, Inc.

                         INDEX OF EXHIBITS



Exhibit 1: Joint Filing Agreement, dated September 28, 1995, by and among General Partners, Endowment Partners and International Partners.


Exhibit 2: Stock Purchase Agreement, dated as of September 22, 1995, by and among Penril, Pequot Partners, Pequot Endowment and Pequot International.


Exhibit 3: Registration Rights Agreement, dated as of September 22, 1995, by and among Penril, Pequot Partners, Pequot Endowment and Pequot International.




*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. *SEE INSTRUCTIONS BEFORE FILLING OUT!